1 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 232443 Relating to Preliminary Prospectus dated July 16, 2019

1

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Disclaimer This presentation incorporates information from a prospectus filed with the SEC for the offering to which this communication relates and contains forward - looking statements . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . The information in this free writing prospectus is preliminary and is subject to completion or change .

2

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Statement about Free Writing Prospectus This presentation highlights basic information about us and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company . Except as otherwise indicated, this presentation speaks only as of the date hereof . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . We have filed a Registration Statement on Form S - 1 (File No . 333 - 232443 ) with the SEC, including a preliminary prospectus dated July 16 , 2019 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering . You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http : // www . sec . gov .

3

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED The Offering Issuer CNS Pharmaceuticals, Inc. Offering Type IPO Price Range $4.00 - $5.00 Shares Offered 2,125,000 Gross Proceeds (midpoint) $9.56 Million Over - allotment 15% Proposed Listing / Symbols Nasdaq Capital Market / “CNSP” Pre - Offering Shares Outstanding (Primary) 13.6 Million Use of Proceeds (i) Commencement of Phase 2 trial for Berubicin; (ii) other research and development; and (iii) working capital. Sole Book Running Manager: Benchmark Company

4

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED About Us CNS is a biotechnology company developing novel anticancer drug candidates for the treatment of primary and metastatic brain and central nervous system tumors ● Our lead drug candidate, Berubicin, was developed at the MD Anderson Cancer Center (MDACC) , world’s largest cancer research facility ● Berubicin demonstrated the ability to effect a durable complete response* in a Phase 1 human trial of Glioblastoma Multiforme (GBM). ● We have a Collaboration and Asset Purchase A greement with Reata Pharmaceuticals , $2 billion market cap Nasdaq company ● A significant amount of private capital and grants have been invested in our lead drug *a Durable Complete Response refers to the absence of cancer detectible by MRI

5

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Value Drivers x We have receiv ed Pre - IND guidance from FDA that our proposed Phase 2 clinical trial plan is reasonable. x Berubicin is poised for Phase 2 clinical trial for treatment of Glioblastoma Multiforme (GBM) ● Currently preparing IND for filing by 12.31.19 ● Nearly $3 million of clinical drug supply on - hand and ready for immediate trial use per FDA guidance ● Potential for accelerated approval pathway due to desperate unmet clinical need x Berubicin was designated as an Orphan Drug when owned by Reata

6

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Glioblastoma Multiforme (GBM) There are NO approved curative treatment options for GBM. ● Glioblastoma Multiforme (GBM) is one of the most aggressive and common primary brain cancer in adults. It is highly invasive, malignant, and virtually incurable . ● Nearly 15,000 new GBM patients are diagnosed each year in the US (National Cancer Institute 2015). ● With optimal therapy (surgical resection, radiation, and chemotherapy) patients have a median survival of approximately 15 - 23 months . Nearly 100% of GBM tumors recur after 1st line therapy. ● Access to the best care means nothing : US Senators McCain and Kennedy both died from Glioblastoma within months of diagnosis. ● Decades of research = survival outcomes unchanged.

7

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED CNS Lead Drug Candidate: Berubicin ● Berubicin is a novel drug candidate for the treatment of GBM ● 44% of GBM patients enrolled in Phase 1 trial showed a clinically significant response to Berubicin ● One GBM patient from Phase 1 remains cancer - free 10 years after treatment with Berubicin. ● Berubicin has shown evidence of improved Overall Survival beyond median survival rate of only 14.6 months from diagnosis. ● Based on limited clinical data, Berubicin is the first anthracycline that appears to cross the blood brain barrier (BBB) in the adult brain. ● Berubicin has been in pre - clinical and human clinical development for over 15 years.

8

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED A Complete Response in Berubicin Phase 1 Clinical Trial A “complete response” to treatment means NO SIGNS OF CANCER are visible on MRI*. *This does not always mean the cancer is cured. Also called a complete remission: https://www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response Pre - Treatment 6 Months Post Treatment

9

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Pre - Treatment 6 Months Post Treatment A Complete Response in Berubicin Phase 1 Clinical Trial A “complete response” to treatment means NO SIGNS OF CANCER are visible on MRI*. *This does not always mean the cancer is cured. Also called a complete remission: https://www.cancer.gov/publications/dictionaries/cancer - terms/def/complete - response

10

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED FDA states CNS may plan to use its existing Berubicin supply in a Phase 2 trial ✓ CNS obtained approximately 110g of Berubicin from Reata, a quantity sufficient to conduct the planned 60 - patient Phase 2 Clinical Trial. ✓ Manufacturing anthracyclines is time consuming , costly and difficult . ✓ This quantity of Berubicin would require at least 10 months to manufacture at significant cost. ✓ Having Berubicin available significantly de - risks CNS’ operations. ✓ On May 1, 2019 FDA notified CNS that “its planned use of lyophilized drug product [following reprocessing by recrystallization] in the proposed Phase II clinical trial appears to be reasonable” thus clearing the way the Company to use its existing drug supply.

11

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED $6M Funding & Clinical Development Partnership CNS entered into a funding and development partnership with WPD Pharmaceuticals, a Polish company affiliated with our founder. ● The Company granted WPD a sub - license to Berubicin for certain Eastern European territories ● In exchange WPD agreed to spend a minimum of $2M on the development of Berubicin plus pay the Company a royalty on sales. ● In January 2019 WPD was awarded a $6M EU development grant to execute two clinical trials of Berubicin in adults and children. ● The pediatric trial will be the first to test Berubicin in children ● This grant significantly expands the Company’s capacity to investigate Berubicin while minimizing equity dilution.

12

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Blood Brain Barrier ● The Blood Brain Barrier (BBB) is a layer of specialized endothelial cells providing the brain active and passive defense against disease - causing pathogens and toxins. ● T he same features of the BBB that protect the brain also prevent the vast majority of potential brain cancer drug treatments from reaching the brain and GBM tumor cells. ● Designing a drug for the treatment of brain cancer necessarily means means designing a mechanism to overcome the BBB. ● Berubicin was specifically designed to bypass the BBB

13

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Anthracyclines Based on limited clinical data, Berubicin is the first anthracycline that appears to cross the BBB in adults and reach tumor cells in brain cancer patients. ● As a class of drugs, Anthracyclines are among the most effective anti - cancer agents ever developed. ● According to academic literature, Anthracyclines have demonstrated anti - tumor activity in a wide range of cancers including breast, stomach, uterine, ovarian, bladder, lung and hematological malignancies. ● Where effective, Anthracyclines are generally considered to be preferred first - line therapeutics ● Anthracyclines have never been shown to cross the blood brain barrier (BBB) in the adult brain and treat deadly brain cancers, until Berubicin.

14

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Berubicin The treatment of GBM with Berubicin is a n ovel use for Anthracyclines, a tried and true drug class. Berubicin was developed to be an Organ Targeted Therapeutic in a multi - step functional analytic process: 1. Design and synthesis of topoisomerase II inhibitors using modular approach to DNA binding agents. 2. Identification of agents circumventing ABC - transporters (P - gp and MRP1)(BBB) mediated efflux in cell - based assay. 3. Assessment of the in vitro activity of selected compounds in brain tumor cell lines. 4. Determination of brain uptake of the most potent agent and anti - tumor activity in vivo in brain tumor model.

15

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Planned Phase II Clinical Trial # Sites Up to 6 (10 patients/site/year) # Patients 60 (up to 80 dependent upon screen failures) Timeframe 6 months startup, 2 years (1 year recruitment, 1 year follow - up): 2.5 years Cost/patient* $70,000 ($5 - $8 MM) Other costs^ $4MM ($3 - $5 MM) Total $9 – 13 MM

16

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Primary and Refractory Market Opportunities With no other curative options available, we believe Berubicin may have the potential to become standard of care for GBM and other brain cancers. ● Nearly all of the 40% of patients genetically predisposed to respond to Temozolomide (TMZ), the current standard of care, may become quickly become resistant. ● We believe Berubicin could be used as a 2nd line drug treatment for these patients. ● In the remaining 60% of the patients, TMZ may be entirely ineffective. ● We believe Berubicin could be used as a primary drug treatment for these patients. ● Limited preclinical d ata appears to show that Berubicin may be more effective than doxorubicin in tumors that depend for their proliferation on topoisomerase II. ● This may create a unique opportunity to develop Berubicin for pancreatic and ovarian cancers and lymphomas.

17

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Projected Development Pipeline Indication Research Pre - Clinical Product Glioblastoma 1 Berubicin Pancreatic and Ovarian Cancers, and Lymphomas 2 Berubicin CNS Cancers 3 CNS - 12 Phase 1 2021 Phase 2 (a) 2020 Phase 2 (b) 2022 2020

18

Management



John M. Climaco, Esq.

President & CEO of CNS Pharmaceuticals, Inc.

For 16 years Mr. Climaco has served in leadership roles in a variety of healthcare companies. Recently Mr. Climaco served as the Executive Vice-President of Perma-Fix Medical S.A where he managed the development of a novel method to produce Technitium-99. Previously Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. In the process of taking Axial from inception to product development to commercialization, Mr. Climaco created strategic partnerships with Medtronic, Johnson & Johnson and Smith & Nephew. Mr. Climaco currently serves as a director of several public companies including Moleculin Biotech, Inc., pharmaceutical company focused on anti-cancer drug candidates. Mr. Climaco also served as a director of PDI, Inc., a provider of outsourced commercial services to pharma companies, and InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the US.



Dr. Sandra L. Silberman, M.D., Ph.D.

Chief Medical Officer of CNS Pharmaceuticals, Inc.

Dr. Silberman is a Hematologist/Oncologist who earned her B.A., Sc.M. and Ph.D. from the Johns Hopkins University School of Arts and Sciences, School of Public Health and School of Medicine, respectively, and her M.D. from Cornell University Medical College, and then completed both a clinical fellowship in Hematology/Oncology as well as a research fellowship in tumor immunology at the Brigham & Women's Hospital and the Dana Farber Cancer Institute in Boston, MA. Dr. Silberman has played key roles in the development of many drugs including Gleevec™, for which she led the global clinical development at Novartis. Dr. Silberman advanced several original, proprietary compounds into Phases I through III during her work with leading biopharmaceutical companies, including Bristol-Myers Squibb, AstraZeneca, Imclone and Roche.



Dr. Donald Picker, PhD

CNS Scientific Officer of CNS Pharmaceuticals, Inc.

Dr. Donald Picker, PhD, joined the CNS team in November, 2017 with over 35 years of drug development experience. At Johnson Matthey, Dr. Picker was responsible for the development of Carboplatin, one of the world's leading cancer drugs, acquired by Bristol-Myers Squibb and with annual sales of over $500 million. He also oversaw the development of Satraplatin and Picoplatin, third-generation platinum drugs currently in late-stage clinical development. Dr. Picker has significant experience in dermatological pharmaceutical discovery and development as well, having led projects for topical therapies in psoriasis, atopic dermatitis and acne.



Matt Lourie, CPA

CFO of CNS Pharmaceuticals, Inc.

Mr. Lourie has extensive management, accounting and financial experience. Mr. Lourie served as an audit partner of the PCAOB registered firm MaloneBailey where he oversaw audits and financial reporting of SEC registrants. In addition, he served as the Corporate Controller of a public company with over 300 locations across the country. Mr. Lourie is a graduate of the University of Houston where he earned both his Bachelor of Business Administration - Accounting and his Masters of Science in Accounting.

cnspharma.com

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Board of Directors Jeff Keyes Chief Financial Officer of Custopharm, Inc. Mr. Jeff Keyes joined our board on June 25, 2018. Mr. Keyes is currently the Chief Financial Officer of Custopharm, Inc., a p riv ate equity backed developer of generic sterile injectable pharmaceuticals, a role he has held since April 2018. From September 2012 to April 2018, Mr. Keyes was the Chief F ina ncial Officer and Corporate Secretary of Digirad Corporation, a publicly traded healthcare services and medical device company. From August 2011 until September 2012, Mr . Keyes was Corporate Controller of Sapphire Energy, Inc., a venture capital backed start - up renewable energy company. From April 2011 to August 2011, Mr. Keyes was the Corporate Controller of Advanced BioHealing, Inc., a venture backed provider of regenerative medicine solutions, until its sale to Shire, PLC in August 2011. Pri or to April 2011 Mr. Keyes held a variety of leadership roles in healthcare and medical device companies in finance, accounting, and M&A support. He started his career i n p ublic accounting. Mr. Keyes earned a B.A. degree in accounting from Western Washington University and is a certified public accountant licensed. Mr. Keyes is considere d a financial expert under relevant rules of the SEC, the NYSE and NASDAQ. Andrew Andraczke Chief Executive Officer of Pol - Tex Holdings, LLC Mr. Andrew Andraczke joined our board on July 9, 2018. Mr. Andraczke is currently Chief Executive Officer of Pol - Tex Holdings, L LC, a role he has held since November 2012. He is also currently Chief Technology Officer of Syntech LLC (Ireland), a role he has held since November 2017. From March 20 16 to April 2016 Mr. Andraczke served as an expert witness for the International Chamber of Commerce for downhole air hammer drilling of the well in volcanic rocks for a ge othermal project in Slovakia. From March 2000 through November 2012 Mr. Andraczke was Vice - President of Pol - Tex Methane. Mr. Andraczke earned a M.Sc. in Engineering from Wars aw Technical University. Carl Evans Retired Mr. Evans joined our board on July 9, 2018. Mr. Evans has been retired since 2015. From 2011 until his retirement Mr. Evans w as Executive Vice President – Exploration for KMD Operating Company, LLC. Prior to 2011, he managed international and domestic oil exploration and production projects for sev eral oil companies, including British Petroleum, Texaco, and Pennzoil. Mr. Evans earned Bachelor of Science degree in Geology from the University of California, Lo s A ngeles. George Gumulka, Ph.D. Retired George Gumulka, Ph.D. joined our board of directors on November 8, 2017. Dr. Gumulka has been retired since 2016. From 2001 u nti l his retirement he served as a Global Technology Manager ASC, a Technology Manager, Special Projects/New Technology Platforms, Kraton Polymers US LLC and a Technic al Director of Kraton Polymers do Brasil. Dr. Gumulka served on the Board of Directors of Moleculin LLC from 2010 through 2016. Dr. Gumulka received a PhD from th e University of Warsaw, Warsaw, Poland.

20

Scientific Advisors



Dr. Waldemar Priebe, PhD

Chairman of the Scientific Advisory Board

Dr. Waldemar Priebe, PhD, Chairman of the Scientific Advisory Board, is a world renowned medicinal chemist and entrepreneur. Dr. Priebe is a Professor of Medicinal Chemistry in the Section of Immunobiology and Drug Carriers in the Department of Bioimmunotherapy at MD Anderson. Dr. Priebe is the inventor of more than 50 patents and the author of more than 200 scientific publications. As the founder or founding scientist of 6 pharmaceutical companies, including three listed on NASDAQ, Dr. Priebe has been integral in advancing several drugs through the pipeline, five of which entered clinical development. Dr. Priebe led the research that formed basis for the development of agents with high brain uptake (BBB crossing) and is the discoverer of our lead drug candidate Berubicin.



Dr. Sigmund Hsu, MD

CNS Scientific Advisor

Dr. Sigmund Hsu, MD is fellowship trained and certified by the American Board of Psychiatry and Neurology, with extensive experience in the evaluation and treatment of neurological disorders in cancer patients. He specializes in primary brain tumors as well as brain and spinal cord metastases, cancer neurology and the treatment of chemotherapy neurotoxicity. Dr. Hsu has presented research at several national conferences, and his work has been published in numerous journals and textbooks. His most recent research has focused on novel therapies for recurrent primary CNS lymphoma, recurrent glioblastoma multiforme and intralumbar injections for cancer therapy, and he has several patents granted and pending for his treatments.

cnspharma.com

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Use of Proceeds • Commencement of Phase 2 trial for Berubicin; • Other research and development; and • Working capital.

22

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED CAPITALIZATION Shares Outstanding 13,587,004 Warrants * 3,837,881 Shares underlying convertible debt** 200,000 Vested Options *** 1,464,500 Shares issuable to SAFE Security holders**** 169,611 Fully Diluted 19,258,996 Insider ownership 66.5% * Weighted average exercise price of $3.99 ** Convertible at $1.50 per share *** Weighted average exercise price of $1.50 per share **** Conversion price of $3.78 (assuming at offering price of $4.50)

23

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Investment Highlights x Unique small cap investment opportunity initially focusing on the treatment of Glioblastoma Multiforme (GBM) • There is currently no curative treatment for GBM x Our lead drug candidate, Berubicin, was developed at MD Anderson Cancer Center and has demonstrated the ability to effect a durable complete response* in a Phase 1 human trial of Glioblastoma Multiforme (GBM). • Significant private capital and grants have been invested in our lead drug x We are poised to commence Phase II trials which will be funded from proceeds of the Offering • Existing supply of Berubicin resulting from asset purchase agreement from Reata x The CNS team is led by industry leading scientists and executives with decades of experience developing drugs. *a Durable Complete Response refers to the absence of cancer detectible by MRI

24

25 Scientific Data Appendix

25

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Berubicin Berubicin appears to have the following features based on limited preclinical and clinical data ● High central nervous system uptake ● Broader spectrum of anti - tumor activity ● High activity against different forms of multidrug resistance ● Potent inducer of apoptosis in tumors cells ● Low cytotoxicity and apoptotic potential in normal cells ● Consistent activity in vivo in different tumor models including orthotopic glioblastoma, leukemia, breast and ovarian cancers ● Low in vivo toxic side effects

26

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Berubicin Potential Targets for Drug Design Glioblastomas display constant up - regulation of - Topoisomerase II - MRP1, LRP and P - gp * transporters ABC - transporters are also strongly expressed by normal and neoplastic vessels and are integral part of the blood - brain barrier J. Neuro - Oncology 50: 227, 2000 J. Neuro - Oncology 57: 27 - 36, 2002 *P - gp was overexpressed in 90% of primary and 60% of secondary glioblastomas

27

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Topoisomerase II inhibitors that circumvent P - gp and MRP1 mediated efflux will cross the blood - brain barrier and potently kill glioblastoma cells Guiding Hypothesis in the Development of Berubicin

28

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED 40% 60% Functional Domains of DNR and DOX Important for DNA Binding

29

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Modular Approach to DNA Binding Agents Molecular “Lego” and Combinatorial Libraries Three Base - pair - binding Module Intercalating Block Minor Groove Binding Block Libraries of Intercalating Blocks Libraries of Minor Groove Binding Blocks Library of TOPO II poisons crossing BBB

30

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Unaudited Data MTD Near Current Dose – Toxicities After 1 Cycle at 9.6 mg/m2 Pat. i.d. DLT Leukopenia/ Neutropenia (White Blood Cells) Thrombo - cytopenia (Platelets) Anemia (Red Blood Cells/ Hemoglobin) Liver Toxicity (SGOT/SGPT) Other Toxicities 107 No Grade 2/ Grade 2 Grade 2 Decreased/ Grade 1 Grade 1/ Grade 1 108 Yes Grade 4/ Grade 4 Grade 2 Decreased/ Grade 3 Grade 1/ Grade 1 109 No Grade 2/ Grade 1 Grade 1 Decreased/ Grade 1 Grade 0/ Grade 0 110 N.A. Grade 3/ Grade 1 Grade 1 Decreased/ Grade 1 Grade 1/ Grade 1 Sodium – Grade 3 SAE - Hydrocephalu s 111 No Grade 2/ Grade 1 Grade 1 Decreased/ Grade 1 Grade 0/ Grade 0

31

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Patient Examples in Phase I Trial of Berubicin (WP744) Before WP744 After 2 Cycles Patient 119 Achieves Partial Response After 2 Cycles of WP744 at a Dose of 7.5 mg/m 2 /day x 3 52 Year - old female Diagnosed with AO December 2000 Previous treatments include resection, RT, resection, Tmz, resection 81% reduction in lesion

32

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Significant Anti - Tumor Activity Following One Cycle at 9.6 Dose Patient 110 June 25 July 5

33

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Significant Anti - Tumor Activity Following One Cycle at 9.6 Dose Patient 110 June 25 July 2

34

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Partial Response at 2.4 – Patient 103 Feb 20 (3 weeks) Post - Cycle 2 Dec 28 Baseline Mar 16, Post - Cycle 3

35

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED Potential Treatment Populations Indication Specific Patient Population Estimated Size 1 Comments Primary Brain Tumors Relapsed High Grade Gliomas 15,000 Existing data in this population. Brain Metastases – Combination with Radiation Therapy Small cell lung cancer 56,500 Anthracycline sensitive, but not currently used Patients receive prophylactic radiation to prevent mets Non small cell lung cancer 56,000 Anthracycline naïve population Metastatic breast cancer 45,000 Anthracyclines are highly effective against breast cancer and historically used first line Growing trend to treat Her - 2+ women with Herceptin without anthracycline to minimize cardiotoxicity Success could drive off - label use in breast cancer patients at risk of developing brain metastases CNS Lymphoma 2 nd line after methotrexate failure 1,200 Accelerated approval opportunity (no 2 nd line therapy) Anthracycline sensitive Small population would make trial a challenge 1 Size reflects annual incidence in U.S, as estimated by DataMonitor or Central Brain Tumor Registry of the U.S.

36

cnspharma.com CONFIDENTIAL – NOT TO BE DISTRIBUTED The toxicity profile of berubicin is consistent with that of other anthracyclines with myelosuppression (lymphopenia, leukopenia, and neutropenia) emerging as the DLT. The MTD of WP744 dosed for the first three days of a 21 - day cycle has been determined as 7.5 mg/m2. Berubicin exhibits dose - proportional clinical pharmacokinetics within the range of doses tested, and drug accumulation has been observed with the QD x 3 regimen. Exposures of > 800 ng/ml*hr appear to be associated with higher toxicities; 2 of 7 patients with DLT at 9.6 mg/m2/day had a systemic exposure at or > than 800 in the QD x 3 regimen. The results from a once weekly X 4 schedule, which may reduce myelosuppression allowing for increases in dose intensity over the treatment course, is being first reported here. Collection of the toxicity and efficacy data from this cohort will be ongoing. Berubicin (WP744) has demonstrated in a Phase 1 clinical trial single agent activity in patients with recurrent glioblastoma multiforme (GBM). In particular, this agent has produced a complete response, which is very rare in this patient population, and even more rare in Phase I trials. Conclusions

37